 For Immediate Release

NORSAT ACQUIRES US-BASED SATELLITE COMMUNICATIONS BUSINESS

Vancouver, British Columbia – April 17, 2013 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments, today announced that it has closed a definitive agreement to acquire certain business assets and assume certain liabilities of a US-based satellite communication systems company. Norsat will pay US$530,170 and will finance the transaction with cash from operations.

The acquired assets include new products and associated IP that align with Norsat’s existing product roadmap and allow Norsat to immediately enter new and additional areas within the satellite communications markets with solid state power amplifiers (SSPAs), high power block upconverters (BUCs), SATCOM baseband kits and Microsatellite terminals (terminals with antenna sizes below 1 metre).

“This is an exciting development for Norsat which will advance our core business by augmenting our product portfolio and enhancing intellectual property (IP) for our Satellite Solutions and Microwave business units," said Dr. Amiee Chan, President and CEO of Norsat.

“Strategically, this acquisition is consistent with Norsat's ongoing growth strategy. Through it, we will broaden our portfolio of products and services, and the solutions we provide to customers. The expanded sales team and larger product range it brings will enable us to address new market opportunities in the US and around the world. Accordingly, we believe the acquisition will create strong value and has the potential to be accretive to shareholders,” added Chan.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of flyaway satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking

This press release contains certain forward-looking statements and information which reflect the current view of Norsat International Inc. with respect to future events and financial performance. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties.

With regard to Norsat’s acquisition, there can be no assurance that Norsat will realize the anticipated benefits or results due to a variety of factors, including: inability to obtain government approvals of the transaction or satisfy other conditions to the transaction on the proposed terms and timeframe; the ability to promptly and effectively integrate the acquired business’s operations with Norsat ; higher than anticipated integration costs; and failure to obtain consent or other agreement of certain counterparties whose consent or agreement is required for Norsat to acquire certain business relationships. The anticipated benefits from the proposed transaction, such as expanding the Company’s presence and creating synergies and new opportunities for growth may not be realized in the time frame anticipated or at all as a result of several factors, including changes in general economic and market conditions, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which the acquired business and Norsat and operates.

Although Norsat believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

###

For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com